# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Alpha Metallurgical Resources, Inc., CIK 0001704715
CUSIP: 020764106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 340 MARTIN LUTHER KING JR. BLVD., BRISTOL, Tennessee (TN), 37620
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001173334

## Reporting persons
- MOHNISH PABRAI: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 659,535; sole dispositive power 0; shared dispositive power 659,535; aggregate amount beneficially owned 659,535 (5.16% of the class)

## Item 1. Issuer
Name of issuer: Alpha Metallurgical Resources, Inc.
Address of issuer's principal executive offices: 340 MARTIN LUTHER KING JR.BLVD., BRISTOL, TENNESSEE,37620

## Item 2. Person Filing
Name of person filing: This statement is being filed by Mohnish Pabrai. Mr. Pabrai serves as portfolio manager and exercises investment discretion over client accounts managed by Dalal Street LLC and Dhandho Funds LLC, each of which is an investment adviser. Mr. Pabrai is deemed to have beneficial ownership of the securities held in such accounts by virtue of his authority to direct the investment and/or disposition of such securities. Certain of such securities are also held in nonprofit accounts which are managed directly by Mr. Pabrai and other accounts in which Mr. Pabrai has a direct or indirect economic interest.
Address of principal business office or, if none, residence: C/O DALAL STREET LLC 4407 BEE CAVE ROAD, SUITE 513,WEST LAKE HILLS, TEXAS 78746-6496
Citizenship: UNITED STATES OF AMERICA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 659,535
Percent of class: 5.16%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 659,535
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 659,535

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- MOHNISH PABRAI: MOHNISH PABRAI, MOHNISH PABRAI (05/14/2026)